NEWS release
NEW HIGH GRADE VEIN DISCOVERY AT EL PEÑÓN, ALONG WITH ADDITIONAL SIGNIFICANT EXPLORATION RESULTS
Reno, NV – September 4, 2007 – Meridian Gold Inc. (“Meridian Gold” or the “Company”) (TSX:MNG)(NYSE:MDG) today announced the exciting discovery, at its flagship El Peñón mine in Chile, of another new high-grade vein and the extension of the Al Este vein, forming a major new nucleus of high grade gold and silver mineralization. Meridian Gold also reported on further significant drilling success at the Mercedes project in Mexico, encouraging exploration results from its La Pepa project in Chile and the acquisition of a 65% interest in the Membrillo and Chancon mining districts adjacent to Minera Florida.
Highlights include:
•	New high-grade vein discovery at El Peñón, with the best drill result to-date of 8 meters at 17.7 grams per tonne gold and 329 grams per tonne silver;

•	Extension of the Al Este vein at El Peñón by 500 meters to the north for a total strike length of 3,000 meters and definition of a new ore shoot;

•	At the Company’s 100% owned Mercedes project in Mexico, a high-grade ore shoot has been identified at depth on the Klondike vein;

•	Definition of the Cavancha gold porphyry deposit at La Pepa, Chile; and

•	Consolidation of properties in the Membrillo and Chancon districts with Minera Florida.
Ed Dowling, President and CEO of Meridian Gold, said: “These exciting developments demonstrate Meridian Gold’s ability to add value through the drill bit, delivering superior returns to shareholders while growing our company organically.”

El Peñón, Chile
New High-Grade “Bonanza” Vein
At El Peñón the Company has discovered another new high grade vein. Drilling 300 meters to the northeast of Al Este has intersected a new, previously untested mineralized vein structure, named Bonanza. This new vein has been delineated along a minimum strike length of 300 meters and, importantly, remains open in all directions. A total of seven reverse circulation drill holes have been completed to date and three drills continue to test the new structure along strike and to depth.
Table 1: New High Grade Bonanza Vein Drill Results

			Horizontal
	From	To	Width	Au	Ag
Hole	(m)	(m)	(m)	(g/t)	(g/t)
SPA-0124	415	420	2.35	7.48	157.3
SAE-0005	436	437	0.45	5.90	51.5
SAE-0006	448	451	1.54	38.83	68.2
	456	460	2.06	7.53	263.8
SAE-0008	414	427	5.69	33.22	734.4
SAE-0009	309	310	0.47	16.20	743.0
SAE-0010	364	366	0.94	51.37	66.0
SAE-0012	436	455	8.00	17.66	329.3
The Al Este Extension North
Drilling on the Al Este vein itself has resulted in the discovery of a new ore shoot, which extends the strike length of the vein northwards for 500 meters, to a total of 3,000 meters. This vein remains open along strike and at depth.
Table 2: Al Este Extension Drill Results

			Horizontal
	From	To	Width	Au	Ag
Hole	(m)	(m)	(m)	(g/t)	(g/t)
SPA-0105	355	357	0.92	18.45	755.5
SPA-0119	407	408	0.35	2.43	131.0
SPA-0126	396	397	0.50	34.10	1,522.0
SAE-0002	412	413	0.52	9.00	367.0
Stabro Kasaneva, General Manager of the El Peñón mine, stated: “The new high-grade Bonanza vien and the Al Este vein extension are parallel and strike North – South, similar to Quebrada Colorada, the mainstay of the Company’s production for many years. This strike orientation has historically been the most favorable orientation in the region for the discovery of high-grade gold

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and silver mineralization. These two discoveries, added to the previously announced Esmeralda vein form a new nucleus of high-grade gold and silver mineralization at El Peñón which is expected to have sufficient critical mass to become a future center for cost effective mining operations. This discovery supports our previously reported view that El Peñón is located within a major gold district. Meridian Gold’s land position in this district, surrounding El Peñón, exceeds 750 square kilometers.”
Mercedes, Mexico
The Klondike Vein
At Meridian Gold’s 100%-owned Mercedes project, the Company released the first set of results from the 2007 drill campaign on the Klondike vein. The Klondike vein has been regarded historically as one of the highest grade low-sulfidation epithermal veins in the region, with previous underground mining focusing on vein zones 0.2 to 5.0 meters wide and typically containing greater than 30.0 grams of gold per tonne. To date, a total of 4,956 meters in 25 core holes (K07-020 to K07-044) have been completed. The holes have been drilled on approximately a 60 x 60 meter grid, covering a 450-meter strike length of the Klondike vein over a vertical range of approximately 200 meters.
Initial results from holes K07-020 to K07-029 have been very encouraging, confirming the high-grade nature of the principal vein zone, as well as further defining the extent of wide zones of disseminated gold mineralization, hosted in stockworks and breccias adjacent to the vein. For illustrative purposes the results presented in the following table are shown at both 0.5 grams per tonne and 2.0 grams per tonne cutoffs, to reflect the exploitation potential of this vein using either open pit or underground mining methods, respectively.

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Table 3: Klondike Vein Drill Results

	Cut-off	From	To	True Width	Au	Ag
Hole	(Au g/t)	(m)	(m)	(m)	(g/t)	(g/t)
K07-020	0.5	71.95	90.96	17.00	3.00	16.0
	2.0	79.45	87.94	7.20	5.86	15.0
K07-021	0.5	92.85	94.92	1.15	0.98	19.7
	2.0	92.85	93.21	0.20	4.07	20
K07-022	0.5	108.92	133.64	15.00	1.91	18.0
	2.0	108.92	113.15	3.10	8.40	30.0
K07-023	0.5	149.07	155.36	4.90	1.21	34.6
	2.0	154.11	155.36	0.97	3.83	32.4
K07-024	0.5	87.78	94.95	6.70	24.01	26.0
	2.0	89.76	94.95	4.55	32.34	28.0
K07-025	0.5	193.15	197.90	3.10	1.42	47.0
	2.0	196.22	196.90	0.50	6.72	119.0
K07-026	0.5	123.40	134.11	9.50	0.74	12.0
	2.0	129.90	130.40	0.40	1.92	14.0
K07-027	0.5	118.87	145.90	24.33	2.60	17.0
	2.0	122.17	126.43	3.28	13.75	20.0
K07-028	0.5	192.02	222.50	26.00	1.31	15.0
	2.0	199.85	206.30	5.48	4.74	8.0
K07-029	0.5	147.00	155.45	7.50	3.43	31.8
	2.0	148.70	152.40	3.28	6.57	32.4
Mark Hawksworth, Senior Project Geologist and Manager of Exploration for Mercedes, commented: “We are very pleased with these exciting results from Klondike. We have substantially increased the strike length and the depth of mineralization and have confirmed that Mercedes is a multi-vein project. This bodes well for the prospectivity of the numerous veins we have currently identified and for the extensive property as a whole.”

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La Pepa, Chile
In 2004, the Company entered into an agreement to acquire the La Pepa project in Northern Chile, consisting of mining and exploration claims totaling 6,780 hectares. Since the agreement, drilling has delineated a gold porphyry of Miocene age, confirming results obtained by previous operators. The best intersections from the drill campaigns include the following.
Table 4: La Pepa Drill Results

	From	To	Length	Au
Hole	(m)	(m)	(m)	(g/t)
LCV0001	12	24	12	1.16
	40	46	6	1.17
	66	88	22	1.18
LCV0002	268	278	10	1.31
LCV0003	260	266	6	1.06
LCV0009	280	300	20	0.79
LCV0010	254	296	42	0.74
	314	400	86	0.76
	344	400	56	0.83
LCV0015	22	240	218	1.20
LCV0016	106	200	94	1.02
	286	400	114	0.76
In addition, Meridian Gold’s exploration team completed wall sampling along an underground adit driven through the porphyry deposit in 1994, which returned an average grade of 1.66 grams of gold per tonne along its 182 meter length. Numerous surface trenches along drilling road cuts were also sampled with results as presented below.
Table 5: La Pepa Trench Results

	Width	Au
Trench	(m)	(g/t)
4	82.5	0.48
5	35.6	1.65
6	26.2	1.64
7	20.5	1.12
8	18.2	1.28
Plans are being finalized for an infill drilling program to define the mineral reserves and resources at the project and a technical report compliant with NI 43-101 standards will be commenced in September. On August 28th, 2007, the Company exercised its option to acquire the property and equipment at the La Pepa site for consideration of US$14.5 million and a royalty of 2.3%.

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Membrillo and Chancon Districts Consolidated
Meridian Gold announced that on August 23, 2007 a landmark option agreement was concluded with a private Chilean mining company to acquire a 65% interest in the Membrillo and Chancon mining districts east of and contiguous with Meridian Gold’s 100% owned Minera Florida mine. Under the option agreement, Meridian Gold can earn a 65% interest in 12,500 hectares of mining concessions by spending US$5.5 million on exploration over the next 42 months and paying the owners a variable rate, depending on size and gold price, for each gold ounce identified with a feasibility study. This option agreement doubles Meridian Gold’s land holdings in the highly prospective region around Minera Florida and, more importantly, consolidates a large part of the Alhue-Membrillo-Chancon mining districts for the first time. Combined, these districts have produced more than 2 million ounces of gold and currently there are at least three active mines in the area including Minera Florida.
Summary
Darcy Marud, Meridian Gold’s Vice President of Exploration, commented, “I am delighted to be announcing these promising exploration results from a number of our projects. These results confirm our confidence in the value of Meridian Gold’s robust exploration and development pipeline. The exploration team’s mandate is to grow the Company’s reserves and resources through aggressive drilling programs and we remain committed to this objective. We firmly believe that the exploration results announced today will contribute to the Company’s production profile as we begin to advance the projects into the next stages in the near future. Through the course of the year we expect to provide additional exploration updates and technical reports from these properties and to complete technical reports from the Company’s Jeronimo and Amancaya deposits in Chile which are currently in progress.”
Conference Call
Meridian Gold will be hosting a conference call and simultaneous live webcast on Tuesday September 4, 2007, at 10:00 a.m. EDT through Thomson/CCBN. If you would like to listen to our conference call, you may dial (888) 396.2369 in the United States or Canada, and (617) 847.8710 from other international locations. Passcode # 73312648. All participants will be required to register with the operator. If you would prefer to follow the presentation on the web, go to the Company’s home page at www.meridiangold.com and click on the link under Calendar of Events. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer and you will also be required to complete a registration page in order to log on to the webcast. For those whose schedules do not permit participation during the call, or for those who would like to hear the discussion again, a replay will be available for one week beginning at 9a.m. EDT on Wednesday September 5, 2007 by dialing toll-free (888) 286-8010 or internationally (617) 801-6888. Passcode # 89625816.

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Qualified Persons
Charles Robbins, P.Geo, a Senior Project Geologist of Meridian Gold, has supervised the preparation of the El Peñón technical data contained within this release and serves as the “Qualified Person” as defined by National Instrument 43-101.
Mark Hawksworth, P. Geo., a Senior Project Geologist of Meridian Gold, has supervised the preparation of the Mercedes Project technical data contained within this release and serves as the “Qualified Person” as defined by National Instrument 43-101.
William Wulftange, P. Geo., a Senior Project Geologist of Meridian Gold, has supervised the preparation of the La Pepa Project technical data contained within this release and serves as the “Qualified Person” as defined by National Instrument 43-101
About Meridian Gold
A unique mid-tier gold producer, with world-class mining operations in Chile and Nevada and a pipeline of promising exploration projects throughout the Americas, Meridian Gold’s success to date has been based on grassroots gold discoveries and a low-cost strategy, resulting in a better approach to adding value and balancing growth. Meridian Gold strives to be “The Premier Value Gold Mining Company,” while building a better future for all of its stakeholders.
Additional Information for Meridian Gold Shareholders
Shareholders of Meridian Gold and other interested parties are advised to read Meridian Gold’s Directors’ Circular and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (“SEC”) on July 31, 2007 (including any amendments or supplements thereto and the other documents filed as exhibits thereto), because they contain important information. Shareholders may obtain a free copy of the Directors’ Circular and Meridian Gold’s Schedule 14D-9 at the Investor Relations section of Meridian Gold’s website at www.meridiangold.com, or by contacting Georgeson Shareholder, the information agent retained by Meridian Gold, at 1-888-605-7618. Free copies of the Directors’ Circular are also available at www.sedar.com and, together with Meridian Gold’s Schedule 14D-9, at www.sec.gov. The Directors’ Circular was filed by Meridian Gold as an exhibit to Meridian Gold’s Schedule 14D-9.
Cautionary Statement
This press release contains forward-looking information (as defined in the Securities Act (Ontario)) that is based on expectations, estimates and projections as of the date of this press release. These forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “plans”, “predicts”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Actual results and developments

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(including forecasted production, earnings and cash flows) are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this press release.
Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of Meridian Gold’s anticipated drilling program; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource estimates, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; general economic conditions; and changes in laws, rules and regulations applicable to Meridian Gold. In addition to being subject to a number of assumptions, forward-looking statements in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including the risks identified under “Note Concerning Resource Calculations” in Meridian Gold’s Directors’ Circular as well as the risks identified in the filings by Meridian Gold with the SEC and Canadian provincial securities regulatory authorities, including Meridian Gold’s Annual Report on Form 40-F for the fiscal year ended December 31, 2006.
Meridian Gold believes that the expectations reflected in the forward-looking statements contained in this press release are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Meridian Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, you should not place undue reliance on any forward-looking statements contained in this press release.

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CONTACT:
Meridian Gold Inc.
Investor Relations:
Krista Muhr, Senior Manager, 800-572-4519
fax: 775-850-3733
krista.muhr@meridiangold.com
or
Media Relations:
Sard Verbinnen & Co.
Dan Gagnier, 212-687-8080 x.226
Paul Kranhold, 415-618-8750
Meridian Gold Inc.
9670 Gateway Drive, Suite 200, Reno, Nevada 89521
Phone: (775) 850-3777 Fax: (775) 850-3733

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